As filed with the Securities and Exchange Commission on June 12, 2009.

Registration No. 333-158091

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

APOLLO GOLD CORPORATION
(Exact name of registrant as specified in its charter)

Yukon Territory, Canada	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5655 South Yosemite Street, Suite 200
Greenwood Village, Colorado 80111
(720) 886-9656
(Address, including zip code, and telephone number,
including area code, of principal executive offices)

R. David Russell
President and Chief Executive Officer
5655 South Yosemite Street, Suite 200
Greenwood Village, Colorado 80111
(720) 886-9656
(Name, address, including zip code, and
telephone number, including area code, of agent for service)

With a Copy to
Patricia Peterson
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
(303) 892-9400

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☐ (do not check if a smaller reporting company	Smaller Reporting Company ☑

The information in this prospectus is not complete and may be changed. The selling shareholder may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and Apollo Gold Corporation is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 12, 2009

PROSPECTUS
APOLLO GOLD CORPORATION

3,255,000 Common Shares

 The selling shareholders identified on page 21 may use this prospectus to offer and resell from time to time up to 3,255,000 common shares of Apollo Gold Corporation (together with its subsidiaries, “we,” “us” or “our company”).  The 3,255,000 common shares offered hereby are comprised of 3,000,000 common shares issued on a “flow through” basis pursuant to the  Income Tax Act  (Canada), which such shares we sometimes refer to in this prospectus as flow through shares, in a private placement completed on December 31, 2008 and 255,000 common shares issuable upon exercise of warrants issued to Haywood Securities Inc., which we sometimes refer to in this prospectus as Haywood, for advisory services rendered in connection with the December 31, 2008 private placement of flow through shares.  Purchasers of the flow through shares resold under this prospectus will not receive the Canadian tax benefits associated with the flow through shares, which benefits apply only to the initial purchasers in the flow through the private placement.  For more information regarding the foregoing, see “The Company – Recent Events” on page 6 of this prospectus.

Our common shares are traded on the NYSE Amex exchange under the symbol “AGT” and on the Toronto Stock Exchange under the symbol “APG.”  On June 11, 2009, the closing price for our common shares on the NYSE Amex exchange was $0.46 per share and the closing price on the Toronto Stock Exchange was Cdn$0.51 per share.

We will not receive any proceeds from the sale of the shares resold under this prospectus by the selling shareholders.  The issuances of the common shares and warrants described above were made in private placements in reliance upon exemptions from registration contained in Regulation S of the U.S. Securities Act of 1933, as amended.

The selling shareholders may sell the shares in transactions on the NYSE Amex exchange or the Toronto Stock Exchange and by any other method permitted by applicable law.  The selling shareholders may sell the shares at prevailing market prices or at prices negotiated with purchasers and will be responsible for any commissions or discounts due to brokers or dealers.  The amount of these commissions or discounts cannot be known at this time because they will be negotiated at the time of the sales.  See “Plan of Distribution” beginning on page 22.

References in this prospectus to “$” are to United States dollars.  Canadian dollars are indicated by the symbol “Cdn$”.

The common shares offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” beginning on page 9 of this prospectus in determining whether to purchase our common shares.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved our common shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2009.

TABLE OF CONTENTS

You should rely only on information contained or incorporated by reference in this prospectus.  See “Incorporation of Certain Documents by Reference” on page 2 of this prospectus.  We have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  Information on any of the websites maintained by us does not constitute a part of this prospectus.

You should assume that the information appearing in this prospectus or any documents incorporated by reference in this prospectus is accurate only as of their respective dates.  Our business, financial condition, results of operations and prospects may have changed since those dates.

i

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (which we sometimes refer to in this prospectus as the Exchange Act), and file annual, quarterly and periodic reports, proxy statements and other information with the United States Securities and Exchange Commission, which we sometimes refer to in this prospectus as the SEC.  The SEC maintains a web site (http://www.sec.gov) on which our reports, proxy statements and other information are made available.  Such reports, proxy statements and other information may also be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We have filed with the SEC a Registration Statement on Form S-3, under the Securities Act of 1933, as amended (which we sometimes refer to in this prospectus as the Securities Act), with respect to the securities offered by this prospectus.  This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC.  Reference is hereby made to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the securities and us.

CURRENCY AND EXCHANGE RATE INFORMATION

We report in United States dollars. Accordingly, all references to “$,” “U.S.$” or “dollars” in this prospectus refer to United States dollars unless otherwise indicated. References to “Cdn$” or “Canadian dollars” are used to indicate Canadian dollar values.

The noon rate of exchange on June 11, 2009 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals $0.9106 and the conversion of United States dollars was $1.00 equals Cdn$1.0982.

NON-GAAP FINANCIAL MEASURES

In this prospectus or in the documents incorporated herein by reference, we use the terms “cash operating costs,” “total cash costs,” and “total production costs,” each of which are considered non-GAAP financial measures as defined in the SEC Regulation S-K Item 10 and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. generally accepted accounting principles or U.S. GAAP. These terms are used by management to assess performance of individual operations and to compare our performance to other gold producers.

The term “cash operating costs” is used on a per ounce of gold basis. Cash operating costs per ounce is equivalent to direct operating cost as found on the Consolidated Statements of Operations, less production royalty expenses and mining taxes but includes by-product credits for payable silver, lead and zinc.

The term “total cash costs” is equivalent to cash operating costs plus production royalties and mining taxes.

The term “total production costs” is equivalent to total cash costs plus non-cash costs including depreciation and amortization.

These measures are not necessarily indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles in Canada and the United States and may not be comparable to similarly titled measures of other companies.  See Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 for a reconciliation of these non-GAAP measures to our Statements of Operations.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus.  Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and in prior reports.  We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than information in a report on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K and exhibits filed in connection with such information, until all of the securities offered pursuant to this prospectus have been sold:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 27, 2009;

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 15, 2009;

3.	Our Current Reports on Form 8-K, filed with the SEC on January 5, 2009, February 13, 2009, February 19, 2009, February 24, 2009, February 25, 2009, March 25, 2009 and June 4, 2009; and

4.	The description of our capital stock set forth in our Registration Statement on Form 10, filed June 23, 2003.

In addition, all filings filed by us pursuant to the Exchange Act after the date of this registration statement and prior to effectiveness of this registration statement shall be deemed to be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents that are not specifically incorporated by reference therein.  You should direct any requests for documents to the Chief Financial Officer, Apollo Gold Corporation, 5655 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220, telephone (720) 886-9656.

The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information that is of interest to you.  You should refer to the copy of such contract or other document filed as an exhibit to our filings.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, with respect to our financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditures, and exploration and development efforts.  Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include comments regarding:

•	plans for the further development of the Black Fox mine and mill including, without limitation, the timing of the development of the underground mine at Black Fox;
•	estimates of future production and the timing of gold pours at Black Fox;
•	our ability to meet our repayment obligations under the Black Fox project facility;
•	our ability to finance exploration at our Huizopa project;
•	our ability to repay the convertible debentures issued to RAB due February 23, 2010;
•	the future effect of recent issuances and registration for immediate resale of a significant number of common share purchase warrants on our share price;
•	future financing of projects, including the financing required for the M Pit expansion at Montana Tunnels;

•	costs associated with placing the Montana Tunnels mine and mill on care and maintenance and the decision to undertake the M Pit expansion;
•	liquidity to support operations and debt repayment;
•	completion of a Canadian National Instrument 43-101 for the Huizopa project and the content thereof;
•	the establishment and estimates of mineral reserves and resources;
•	daily production, mineral recovery rates and mill throughput rates;
•	total production costs;
•	cash operating costs;
•	total cash costs;
•	grade of ore mined and milled from Black Fox and cash flows therefrom;
•	anticipated expenditures for development, exploration, and corporate overhead;
•	timing and issue of permits, including permits necessary to conduct phase II of open pit mining at Black Fox;
•	expansion plans for existing properties;
•	estimates of closure costs;
•	estimates of environmental liabilities;
•	our ability to obtain financing to fund our estimated expenditure and capital requirements;
•	factors impacting our results of operations; and
•	the impact of adoption of new accounting standards.

Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors described in more detail in this prospectus:

•	changes in business and economic conditions, including the recent significant deterioration in global financial and capital markets;
•	significant increases or decreases in gold and zinc prices;
•	changes in interest and currency exchange rates including the LIBOR rate;
•	changes in availability and cost of financing;
•	timing and amount of production;
•	unanticipated ore grade changes;
•	unanticipated recovery or production problems;
•	changes in operating costs;
•	operational problems at our mining properties;
•	metallurgy, processing, access, availability of materials, equipment, supplies and water;
•	determination of reserves;
•	costs and timing of development of new reserves;
•	results of current and future exploration and development activities;
•	results of future feasibility studies;
•	joint venture relationships;
•	political or economic instability, either globally or in the countries in which we operate;
•	local and community impacts and issues;
•	timing of receipt of government approvals;
•	accidents and labor disputes;
•	environmental costs and risks;
•	competitive factors, including competition for property acquisitions;
•	availability of external financing at reasonable rates or at all; and
•	the factors discussed in this prospectus under the heading “Risk Factors.”

Many of these factors are beyond our ability to control or predict.  These factors are not intended to represent a complete list of the general or specific factors that may affect us.  We may note additional factors elsewhere in this prospectus and in any documents incorporated by reference into this prospectus.  We undertake no obligation to update forward-looking statements.

THE COMPANY

Overview

Our earliest predecessor was incorporated under the laws of the Province of Ontario in 1936.  In May 2003, we reincorporated under the laws of the Yukon Territory.  We maintain our registered office at 204 Black Street, Suite 300, Whitehorse, Yukon Territory, Canada Y1A 2M9, and the telephone number at that office is (867) 668-5252.  We maintain our principal executive office at 5655 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220, and the telephone number at that office is (720) 886-9656.  Our internet address is http://www.apollogold.com.  Information contained on our website is not a part of this prospectus or the documents incorporated herein by reference.

We are engaged in gold mining including extraction, processing, refining and the production of by-product metals, as well as related activities including exploration and development.  We own the Black Fox project, an open pit mine and mill located near the Township of Matheson in the Province of Ontario, Canada.  The Black Fox project consists of mining operations located 7 miles east of Matheson and the Black Fox mill complex located 12 miles west of Matheson, therefore approximately 19 miles from the mine.   Mining of ores at the open pit mine began in March 2009 and the first gold bars were poured in May 2009.  We are also the operator of the Montana Tunnels mine, which is a 50% joint venture with Elkhorn Tunnels, LLC.  The Montana Tunnels mine, which is located near Helena, Montana, is an open pit mine and mill that historically has produced gold doré and lead-gold and zinc-gold concentrates.  We ceased mining at Montana Tunnels on December 5, 2008 and, following the completion of milling of stockpiled ore at the end of April 2009, we placed the mine on care and maintenance.

We also own Mexican subsidiaries which own concessions at the Huizopa exploration project, located in the Sierra Madres in Chihuahua, Mexico.  The Huizopa project is an 80% Apollo/20% Mineras Coronado joint venture.

Black Fox

On April 14, 2008, we filed a Canadian Instrument, NI 43-101 Technical Report.  The mineral reserves reflected in the table below are taken from this report and were calculated based on a gold price of $650 per ounce.

Black Fox Probable Reserve Statement as of February 29, 2008

Mining Method	Cutoff Grade Au g/t	Tonnes (000)	Grade Au g/t	Contained Au Ounces
Open Pit	0.88	4,350	5.2	730,000
Underground	3.0	2,110	8.8	600,000

Total Probable Reserves				1,330,000

Since April 2008, when we completed the bankable feasibility study on the Black Fox mine, we have made progress at Black Fox on a number of fronts.  Specifically, we received all necessary permits and approvals required to commence mining activities, purchased all mining equipment required to commence mining at the open pit and transported such equipment to the Black Fox mine location.

On July 28, 2008, we completed the acquisition from St Andrew Goldfields Ltd., which we refer to in this prospectus as St Andrew, of a mill and related equipment, infrastructure, property rights, laboratory and tailings facilities, located near Matheson.  Under the terms of the asset purchase agreement pursuant to which we purchased the mill complex, St Andrew agreed to sell the mill complex to us for a purchase price of Cdn$20 million and the refund to St Andrew of its bonding commitment at the mill complex in the amount of approximately Cdn$1.2 million.

In the third quarter of 2008, we awarded GBM Engineering Limited an engineering, procurement, construction and management contract, which we refer to in this prospectus as an EPCM contract, to increase the throughput of the Black Fox mill from its current rate of 1,100 tonnes per day at a cost of approximately $22.0 million.  The mill was commissioned in April 2009 and, as a result of the work performed under the EPCM contract, reached a throughput rate of 1,500 tonnes per day by the end of May 2009.

On February 20, 2009, we entered into a project facility agreement with Macquarie Bank Limited and RMB Australia Holdings Limited, which we sometimes refer to as the project finance banks, pursuant to which we may borrow up to $70,000,000 from the project finance banks at any time between February 20, 2009 and June 30, 2009, after which time any undrawn portion of the $70,000,000 commitment will be cancelled and will no longer be available for drawdown.  The project facility agreement refinanced the $15,000,000 bridge facility agreement that we had previously entered into on December 10, 2008, under which we had drawn down $14.8 million as of the closing of the project facility agreement.  As of June 2, 2009, we had drawn down the full $70 million available under the project facility agreement. See the discussion below under the heading “Recent Events – Black Fox Financing” for additional information.

As a result of the foregoing progress, we commenced open pit operations at the Black Fox project with the first blast on March 18, 2009.

The commissioning of the upgraded mill, with the exception of the new ball mill, commenced in mid April utilizing an existing low grade ore stockpile.  During the first week of May 2009, the new ball mill was brought online and we are now processing normal grade ores from the Black Fox open pit.  The first gold pour from Black Fox occurred at the end of May 2009.

Capital expenditures at Black Fox for the three months ended March 31, 2009 were approximately $22 million, which included (1) $13 million towards the cost of upgrading the Black Fox mill to increase its throughput rate from 1,100 tonnes per day to 2,000 tonnes per day, (2) $3 million for contract pond and road construction at the mine site and (3) capitalized expenditures of $6 million including contract pre-stripping of the open pit.

Montana Tunnels Mine

During the first quarter of 2009, the Montana Tunnels mill processed 1,086,163 tons of ore, which had been stockpiled as of December 31, 2008, at an average throughput of 12,100 tons per day for the quarter.  Payable production in the first quarter of 2009 was 7,700 ounces of gold, 99,000 ounces of silver, 2,392,000 pounds of lead and 8,185,000 pounds of zinc.  Our share of this production is 50%. Total cash costs for the first quarter of 2009 on a by-product basis were $1,217 per ounce of gold and on a co-product basis they were $1,083 per ounce of gold, $16.87 per ounce of silver, $0.68 per lb of lead and $0.63 per lb of zinc.

The Montana Tunnels mine ceased milling operations on April 30, 2009 and we placed the mine and mill on care and maintenance at that time. See the discussion below under the heading “Recent Events – Cessation of Mining at Montana Tunnels” for additional information.

Huizopa Project

During the second quarter 2008, the helicopter assisted core drilling program on two identified targets (Puma de Oro and Lobo de Oro) at our Huizopa project was completed.  On August 14, 2008, we announced the results of the core drilling program on the Puma de Oro exploration target.  Twenty five NQ core holes were drilled on a north-trending zone targeted for drilling based on our geochemical sampling and geologic mapping.  We expect to publish a Canadian National Instrument 43-101 for the Huizopa project by the end of June 2009.  This 43-101 will more fully describe the property and the drill results and will not contain any resources or reserves.

RECENT EVENTS

Extension of Maturity Date for February 2007 Convertible Debentures held by RAB Special Situations (Master) Fund Limited

On February 23, 2007, we concluded a private placement pursuant to which we sold $8,580,000 aggregate principal amount of convertible debentures due February 23, 2009, which debentures we sometimes refer to in this prospectus as the February 2007 convertible debentures.  Each $1,000 principal amount of the February 2007 convertible debentures was convertible at the option of the holder into 2,000 of our common shares, at any time until February 23, 2009.  Additionally, each $1,000 principal amount of the February 2007 convertible debentures included 2,000 common share purchase warrants, which we sometimes refer to herein as the accompanying warrants, entitling the holder to purchase one of our common shares at an exercise price of $0.50 per share, with such accompanying warrants expiring February 23, 2009.  We filed a Form 8-K with the SEC on February 26, 2007 disclosing the terms of the February 2007 convertible debentures, the warrants and the private placement pursuant to which such securities were issued.

RAB Special Situations (Master) Fund Limited, which we sometimes refer to in this prospectus as RAB, owns $4,290,000 principal amount of February 2007 convertible debentures (on which $772,200 of interest was accrued and unpaid on the original maturity date of February 23, 2009) and 8,580,000 accompanying warrants.  On February 16, 2009, we and RAB agreed to extend the original maturity date of the February 2007 convertible debentures owned by RAB to February 23, 2010.  Furthermore, RAB agreed that we shall have the option to repay the $772,200 of accrued interest on RAB’s February 2007 convertible debentures in either our common shares or cash.  If we elected to pay the accrued interest in common shares, the number of shares issued would be calculated by dividing the accrued interest owed by the volume weighted average market price of our common shares as quoted on the Toronto Stock Exchange during the five trading days ending February 23, 2009.  We elected to exercise our right to pay the $772,200 of accrued interest in our common shares and, in accordance with the foregoing formula, issued 2,444,765 shares to RAB.  In consideration for the foregoing, we agreed to (i) issue 2,000,000 common shares to RAB, (ii) extend the expiration date of the accompanying warrants issued to RAB to March 5, 2010 and (iii) reduce the exercise price of the accompanying warrants issued to RAB from $0.50 to $0.25.  The terms and conditions of the $3,148,100 aggregate principal amount of February 2007 convertible debentures and accompanying warrants not owned by RAB were not amended and the principal amount and accrued interest thereon was repaid to the holders thereof in cash on February 23, 2009.  Consequently, 8,152,000 of the accompanying warrants not held by RAB expired unexercised.

In December 2008, we retained Haywood Securities Inc., which we sometimes refer to in this prospectus as Haywood, to provide financial and advisory services, including in connection with the repayment or restructuring of the February 2007 convertible debentures.  In consideration for those services, we agreed to issue 1,000,000 of our common shares to Haywood by February 28, 2009.  In addition, the Black Fox project facility agreement constitutes an “alternative transaction” under the terms of our agreement with Haywood and requires us to pay certain compensation to Haywood.  Specifically, we are obligated to compensate Haywood by issuing to it 2,172,840 common shares and 2,567,901 common share purchase warrants exercisable for a two year period at an exercise price of Cdn$0.256 per share.  The warrants issued to Haywood contain customary anti-dilution provisions in the event of certain corporate reorganizations or issuances of securities by us to all of our shareholders.

Black Fox Financing

On February 20, 2009, we entered into a project facility agreement with Macquarie Bank Limited and RMB Australia Holdings Limited, which we sometimes refer to as the project finance banks, to act as joint arrangers and underwriters for the Black Fox project finance facility.  The project facility agreement refinanced the $15,000,000 bridge facility agreement that we had previously entered into on December 10, 2008.  Under the project facility agreement, we may borrow up to $70,000,000 from the project finance banks at any time between February 20, 2009 and June 30, 2009, after which time any undrawn portion of the $70,000,000 commitment will be cancelled and will no longer be available for drawdown.  As of June 2, 2009, we had drawn down the full $70 million available under the project facility agreement. The project facility agreement requires that we to use proceeds from the facility only for: (i) the funding of the development, construction and operation of our Black Fox project; (ii) the funding of certain fees and costs due under the project facility agreement and certain related project agreements; (iii) corporate expenditures of up to $7,000,000 as approved by the project finance banks in our corporate budget ($3,723,939 of which was used to repay the February 2007 convertible debentures, and interest thereon, not held by RAB); (iv) repayment of $15,341,345 under the bridge facility agreement and (v) any other purpose that the project finance banks approve.

The project facility agreement was subject to an arrangement fee of $3,465,551, which was paid upon the initial drawdown under the project facility agreement on February 23, 2009, and a commitment fee equal to 1% per annum calculated on a daily basis on the average monthly balance of the undrawn commitment, which is payable in arrears on March 31, 2009 and June 30, 2009.  On March 31, 2009, we paid a commitment fee of $48,472.  Amounts borrowed under the project facility agreement bear interest at LIBOR plus 7% per annum and the interest is payable commencing March 31, 2009 and in accordance with the applicable interest period (currently monthly but may be monthly, quarterly or such other period agreed to by the project finance banks and us).  The $70 million principal amount is repayable by us in accordance with the following schedule:

Repayment Date	Repayment Amount
September 30, 2009	$9,300,000
December 31, 2009	$6,000,000
March 31, 2010	$4,400,000
June 30, 2010	$4,000,000
September 30, 2010	$3,200,000
December 31, 2010	$2,200,000
March 31, 2011	$1,800,000
June 30, 2011	$2,700,000
September 30, 2011	$2,800,000
December 31, 2011	$2,900,000
March 31, 2012	$4,900,000
June 30, 2012	$6,800,000
September 30, 2012	$9,000,000
December 31, 2012	$3,800,000
March 31, 2013	$6,200,000

Under the terms of the project facility agreement, all cash proceeds generated from the Black Fox project must be deposited into a proceeds account and may only be withdrawn and used by us in accordance with the terms set forth in the project facility agreement.

In connection with the project facility agreement, we issued 34,836,111 warrants to the project finance banks (11,637,775 to RMB Australia Holdings Limited and 23,198,336 to Macquarie Bank Limited) as partial consideration for financing services provided in connection with the project facility agreement.  Each warrant entitles the holder to purchase one of our common shares pursuant to the terms and conditions of the warrant.  The warrants expire on February 20, 2013 and have an exercise price of Cdn$0.252 per warrant share, subject to customary anti-dilution adjustments.  We have agreed to use our best efforts to register the resale of the warrant shares with the SEC promptly following the execution of the project facility agreement.  The warrants are in addition to the 42,614,254 warrants (21,307,127 to each project finance bank) issued to the project finance banks in connection with the bridge facility agreement.  Following the issuance of the 34,836,111 warrants provided in connection with the project facility agreement and assuming exercise by the project finance banks of all warrants held by them, RMB Australia Holdings Limited and Macquarie Bank Limited would beneficially own 14.11% and 17.67%, respectively, of our issued and outstanding capital stock (on an otherwise undiluted basis), and based on 235,311,192 shares outstanding as of June 11, 2009.

Borrowings under the project facility agreement are secured by a first lien on substantially all of our assets, including the Black Fox project, and the stock of our subsidiaries.

The project facility agreement contains various financial and operational covenants that impose limitations on us.  These include, among other things, limitations and covenants regarding:  (i) the conduct of the Black Fox project and use of related assets; (ii) the completion of the Black Fox project; (iii) the use of our funds; (iv) compliance with applicable laws and permits; (v) mining rights at the Black Fox project; (vi) our corporate budget; (vii) provision of information; (viii) maintenance of accounting records; (ix) maintenance of corporate existence; (x) compliance with certain material agreements; (xi) capital maintenance requirements; (xii) payment of indebtedness and taxes; (xiii) amendments to existing agreements relating to the Black Fox project or entry into any such agreements; (xiv) amendments to governing documents; (xv) disposition of or encumbrance of certain assets; (xvi) engaging in other lines of business; (xvii) incurrence of indebtedness; (xviii) related party transactions; (xix) creation of new subsidiaries; (xx) dividends and other distributions; (xxi) maintenance of the property securing the project facility agreement; (xxii) insurance; (xxiii) subordination of intercompany claims; (xxiv) tradeability of the warrant shares under Canadian securities laws; (xxv) registration of the warrant shares under United States securities laws; (xxvi) maintenance of listing status on the TSX and status as a reporting issuer under Canadian securities laws; (xxvii) maintenance of certain financial coverage ratios and minimum project reserves; (xxviii) satisfaction of a minimum tangible net worth test; and (xxix) maintenance of the hedging arrangements described below; and (xxx) the operation of the Black Fox project in compliance with an agreed cash flow budgeting and operational model.

Subject in certain cases to applicable notice provisions and cure periods, events of default under the project facility agreement include, without limitation: (i) failure to make payments when due; (ii) certain misrepresentations under the project facility agreement and certain other documents; (iii) breach of financial covenants in the project facility agreement; (iv) breach of other covenants in the project facility agreement and certain other documents; (v) loss of certain mineral rights; (vi) compulsory acquisition or expropriation of certain secured property by a government agency; (vii) certain cross-defaults on other indebtedness of our company; (viii) entry of certain judgments against us that are not paid or satisfied; (ix) enforcement of encumbrances against our material assets (or any such encumbrance becomes capable of being enforced); (x) events of liquidation, receivership or insolvency of our company; (xi) maintenance of listing status on the TSX or NYSE Amex exchange and status as a reporting issuer under Canadian securities laws; or (xii) occurrence of any event which has or is reasonably likely to have a material adverse effect on our assets, business or operations, our ability to perform under the project facility agreement and other transaction documents, the rights of the project finance banks or the enforceability of a transaction document.  The project facility agreement provides that in the event of default, the project finance banks may declare that the debts and monetary liabilities of our company are immediately due and payable and/or cancel the credit facility.

As a part of the project facility agreement, we and the project finance banks have entered into a hedging program covering both gold sales and part of our Canadian dollar operating costs.  Specifically, we have entered into a 250,430 ounce gold forward sales program which will be allocated across the four year term of the project facility agreement.  The weighted average price of the sales program is $876 per ounce of gold.  The foreign exchange hedge program involves the purchase of Cdn$70.2 million for the equivalent of US$58 million, at an exchange rate of US$1.00 equals Cdn$1.21, over the four year term of the project facility agreement.

Cessation of Mining at Montana Tunnels

On December 5, 2008, we ceased mining of ore from the Montana Tunnels open pit operation as a result of exhausting the ore in our current “L Pit” permit.  In connection therewith, we issued 60 day notice of terminations of employment to 87 employees in compliance with the U.S. Department of Labor’s Worker Adjustment and Retraining Notification Act, which we refer to as the WARN Act.  On February 3, 2009, 82 of these employees were terminated.  On February 27, 2009, we issued additional WARN Act notices to all of the remaining 104 employees in anticipation of the cessation of milling in April 2009.  We ceased milling of stockpiled ore on April 30, 2009 and, effective May 1, 2009, the mine and mill were placed on care and maintenance.  The current estimate of the reclamation liability for the L Pit and the Montana Tunnels site is $18.5 million which is covered by $15.3 million in cash in a trust account plus collateralized land valued at $3.2 million (our share of the liability, cash in trust and collateralized land is 50% of these amounts).

We have received all necessary permits to expand the current pit, which expansion plan we refer to as the M Pit project.  The M Pit project would involve a 12 month pre-stripping program that would cost approximately $70 million, during which time no ore would be produced.  We are not currently engaged in discussions with financing sources for our $35 million share of the financing costs.  The decision to proceed with the M Pit project must be agreed to by both our company and Elkhorn Tunnels, LLC, our joint venture partner at the mine.  We and our joint venture partner have not yet made a production decision on the M Pit project and such decision will depend, among other things, on securing financing for the $70 million and the prices of gold, silver, lead and zinc and available smelter terms.

RISK FACTORS

An investment in our common shares involves a high degree of risk.  You should consider the risk factors set forth below and the other information in this prospectus before purchasing any of our common shares.  In addition to historical information, the information in this prospectus contains “forward-looking” statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address some of the factors that may affect our future operating results and financial performance.

Our substantial debt could adversely affect our financial condition; and our related debt service obligations may adversely affect our cash flow and ability to invest in and grow our businesses.

We now have, and for the foreseeable future will continue to have, a significant amount of indebtedness.  As of June 11, 2009, we had an aggregate principal amount of $70.0 million in indebtedness outstanding under the project finance facility. While our $70 million project facility is outstanding, we will have annual principal repayment obligations thereunder of between approximately $10.2 million and $24.5 million.  The interest rate on this loan is floating based on the LIBOR rate plus 7 percent per annum; accordingly, if the LIBOR rate is increased, interest expense will be higher.  The maturity date on this loan is March 31, 2013.  We intend to fulfill our debt service obligations from cash generated by our Black Fox project, which is expected to be our only source of significant revenues.  Because we anticipate that a substantial portion of the cash generated by our operations will be used to service this loan during its term, such funds will not be available to use in future operations, or investing in our businesses.  The foregoing may adversely impact our ability to repay the $4,290,000 principal amount of convertible debentures due February 23, 2010 owned by RAB, to finance the development of the M Pit at Montana Tunnels and conduct all of our planned exploration activities at our Huizopa property or pursue other corporate opportunities.  In addition, we may not generate sufficient cash from operations to repay our debt obligations or satisfy any additional debt obligations when they become due and may have to raise additional financing from the sale of equity or debt securities, enter into commercial transactions or otherwise restructure our debt obligations.  There can be no assurance that any such financing or restructuring will be available to us on commercially acceptable terms, or at all, and our existing debt agreements prohibit us from incurring additional indebtedness without the consent of the lenders thereunder.  If we are unable to restructure our obligations, we may be forced to seek protection under applicable bankruptcy laws.  Any restructuring or bankruptcy would materially impair the value of our common shares.

Operational problems and start-up issues may disrupt mining operations at Black Fox, which commenced in March 2009, and impair the operation of and substantially reduce gold production from milling operations at Black Fox, the commissioning of which commenced in April 2009.

Mine development projects, including our Black Fox project, inherently involve risks and hazards.  Although we commenced mining of the Black Fox open pit in March 2009 and commenced the commissioning of the mill in April 2009, the successful development of and any future production at our Black Fox project could be prevented, delayed or disrupted by, among other things:

•	unanticipated changes in grade and tonnage of material to be mined and processed;
•	unanticipated adverse geotechnical conditions;
•	incorrect data on which engineering assumptions are made;
•	availability and cost of labor and other supplies and equipment;
•	availability of economic sources of power;
•	adequacy of water supply;
•	adequacy of access to the site;
•	unanticipated transportation costs;

•
government regulations (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	lower than expected ore grades;
•	the physical or metallurgical characteristics of the ore being less amenable to mining or treatment than expected;
•	problems with delivery and installation of equipment necessary to commence or continue operations as planned; or
•	failure of our equipment, processes or facilities to operate properly or as expected.

Production delays or stoppages will adversely affect our sales and operating results, and could prevent us from meeting our debt repayment obligations under the project facility agreement.

Furthermore, we cannot be certain that the Black Fox project will be developed at the budgeted cost.  Although we believe that we have obtained sufficient funds to develop the Black Fox project, we cannot provide assurance of this.  If the actual cost to complete the Black Fox project is significantly higher than currently expected, there can be no assurance that we will have sufficient funds to cover these costs or that we will be able to obtain alternative sources of financing to cover these costs.

The Toronto Stock Exchange has indicated to us that it is conducting a review of our eligibility for continued listing of our common shares on the Toronto Stock Exchange.

In connection with the completion of the project finance facility, we issued 34,836,111 common share purchase warrants to the project finance banks.  Each warrant is exercisable for a period of 48 months from closing at an exercise price of Cdn$0.252 per share (subject to customary anti-dilution adjustments).  These warrants were in addition to the 42,614,254 common share purchase warrants issued to the project finance banks in connection with the bridge facility agreement entered into on December 10, 2008.  Under the Company Manual of the Toronto Stock Exchange, which we sometimes refer to herein as the TSX, shareholder approval would be required for the issuance of these warrants because the number of common shares issuable upon exercise of these warrants is in excess of 25% of our currently issued and outstanding common shares.  Because we did not have sufficient time to obtain shareholder approval prior to the anticipated closing of the project finance facility, we applied to the TSX for a financial hardship exemption from the shareholder approval requirements. The TSX granted the financial hardship exemption to us, but as a consequence of relying upon such exemption, the TSX has informed us that it will commence a review to determine the eligibility for continued listing of our common shares on the TSX.  The TSX has indicated that we must demonstrate that we meet all TSX listing requirements on or before September 15, 2009.  Following the completion of the project finance facility on February 20, 2009, we believe that we meet all the listing requirements of the TSX.  However, there can be no assurance that the TSX will agree and, if we are unable to demonstrate our compliance, our common shares would be delisted from the TSX.

We placed our Montana Tunnels mine on care and maintenance on May 1, 2009.

On May 1, 2009, we placed the Montana Tunnels mine and mill on care and maintenance as a result of exhausting the ore in our current L Pit permit.  While we have received all necessary permits to expand the current pit, which expansion plan we refer to as the M Pit project, the M Pit project would cost approximately $70 million, and we and our joint venture partner have not yet determined whether to proceed with the M Pit project.  Such decision will depend, among other things, on the ability to secure financing for the $70 million on acceptable terms and the prices of gold, silver, lead and zinc and available smelter terms.  If we choose to and are able to pursue the M Pit project, we expect that the pre-stripping program will take approximately 12 months.

The Montana Tunnels mine has been our only source of revenue and cash flow in recent years and, now that it has been placed on care and maintenance, it will no longer generate revenue or cash flow for us.

We do not currently have and may not be able to raise sufficient funds to explore our Huizopa property and commence the development of the M Pit at Montana Tunnels.

We do not currently have sufficient funds to undertake the M Pit expansion at the Montana Tunnels mine and conduct all of our planned exploration activities at our Huizopa property.  The M Pit expansion and exploration of Huizopa will require significant capital expenditures.  Sources of external financing may include bank and non-bank borrowings and future debt and equity offerings.  There can be no assurance that financing will be available on acceptable terms, or at all.  The failure to obtain financing would have a material adverse effect on our growth strategy and our results of operations and financial condition.

In addition, in recent months, the U.S. stock market indexes experienced a steep decline and the availability of debt financing tightened.  In light of these developments, concerns by investors regarding the stability of the U.S. financial system could result in less favorable commercial financing terms, including higher interest rates or costs and tighter operating covenants, thereby preventing us from obtaining the financing required to develop the M Pit at Montana Tunnels and to conduct all of our planned exploration activities at our Huizopa property.

The existence of outstanding rights to purchase common shares may impair our share price and our ability to raise capital.

Approximately 128.0 million of our common shares are issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from $0.176 to $2.24 and a weighted average price of $0.32.   In addition, there are 8,580,000 common shares issuable upon the conversion of the $4,290,000 outstanding principal amount of convertible debentures now due February 23, 2010 held by RAB, which are convertible at a price of $0.50 per share.  During the term of the warrants, options, convertible debentures and other rights, the holders are given an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of our common shares. The holders of the warrants, options, convertible debentures and other rights can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable to us than those provided by the outstanding rights.

Past and future equity issuances could impair our share price.

If our shareholders sell substantial amounts of our common shares, the market price of our common shares could decrease. We have 235,311,192 common shares outstanding as at June 11, 2009.  In addition, we may sell additional common shares in subsequent offerings and issue additional common shares to finance future acquisitions or as compensation in financing transactions.  In the bridge facility financing completed on December 10, 2008 and the project facility financing completed February 20, 2009, we issued warrants to purchase 77,450,365 common shares to the project finance banks (32,944,902 to RMB Australia Holdings Limited and 44,505,463 to Macquarie Bank Limited), representing approximately 32.9% of our outstanding common shares (on an undiluted basis) as of June 11, 2009 as partial consideration for financing services.  In addition, we issued 2,567,901 common share purchase warrants to Haywood Securities Inc. in consideration for financial advisory services provided in connection with the restructuring of the February 2007 convertible debentures held by RAB and the project finance facility.  We have agreed to register the resale of the common shares underlying the warrants issued to the project finance banks and Haywood with the SEC.

We cannot predict the size of future issuances of common shares or the effect, if any, that future issuances and sales of common shares will have on the market price of our common shares. Sales or issuances of large numbers of our common shares, or the perception that such sales might occur, may adversely affect prevailing market prices for our common shares. With any additional issuance of common shares, investors will suffer dilution and we may experience dilution in our earnings per share.

The market price of our common shares has experienced volatility and could decline significantly.

Our common shares are listed on the NYSE Amex exchange and the Toronto Stock Exchange.  Our share price has declined significantly since 2004, and over the last year the closing price of our common shares has fluctuated from a low of $0.11 per share to a high of $0.61 per share.   The stock prices of virtually all companies have decreased since the fall of 2008 as global economic issues have adversely affected public markets.  Furthermore, securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.  Our share price is also likely to be significantly affected by global economic issues, as well as short-term changes in gold and zinc prices or in our financial condition or liquidity.  As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  We could in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

We have a history of losses.

With the exception of fiscal years ended December 31, 2008 and 2007, during which we had a net income of $1,596,000 and $2,416,000, respectively, we have incurred significant losses. Our net losses were $15,587,000 and $22,208,000 for the years ended December 31, 2006 and 2005, respectively.  In addition, we placed the Montana Tunnels mine, which has been our only source of revenue in recent years, on care and maintenance on May 1, 2009 as a result of exhausting the ore in our current L Pit permit.  In addition, if we choose and are able to pursue the M Pit expansion, we expect that the pre-stripping program will take approximately 12 months during which we will have no revenue or cash flow from the Montana Tunnels mine.  However, during this time we will have obligations under loan agreements and for the development of the Black Fox project and therefore, we expect that there could be significant losses until such time as we begin production from Black Fox and there can be no assurance that we will achieve or sustain profitability in the future.

Our earnings may be affected by metals price volatility, specifically the volatility of gold and zinc prices.

We historically have derived all of our revenues from the sale of gold, silver, lead and zinc, and our development and exploration activities are focused on gold.  As a result, our future earnings are directly related to the price of gold.  Since the beginning of 2008, the London P.M. or afternoon fix gold spot price, as reported by the Wall Street Journal, has fluctuated from a high of $1,011/oz to a low of $712/oz and was $947.50/oz on June 11, 2009.  Changes in the price of gold significantly affect our profitability and the trading price of our common shares.  Gold prices historically have fluctuated widely, based on numerous industry factors including:

•	industrial and jewelry demand;

•	central bank lending, sales and purchases of gold;

•	forward sales of gold by producers and speculators;

•	production and cost levels in major gold-producing regions; and

•	rapid short-term changes in supply and demand because of speculative or hedging activities.

Gold prices are also affected by macroeconomic factors, including:

•	confidence in the global monetary system;

•	expectations of the future rate of inflation (if any);

•	the strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted) and other currencies;

•	interest rates; and

•	global or regional political or economic events, including but not limited to acts of terrorism.

The current demand for, and supply of, gold also affects gold prices.  The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals.  As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price.  Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

All of the above factors are beyond our control and are impossible for us to predict.  If the market prices for gold, silver, zinc or lead fall below our costs to produce them for a sustained period of time, that will make it more difficult to obtain financing for our projects, we will experience additional losses and we could also be required to discontinue exploration, development and/or mining at one or more of our properties.

Possible hedging activities could expose us to losses.

As a part of the project facility agreement, we and the project finance banks entered into a hedging program covering both gold sales and part of our Canadian dollar operating costs. Specifically, we have entered into a 250,430 ounce gold forward sales program which will be allocated across the four year term of the project facility agreement. The weighted average price of the sales program is $876 per ounce of gold.  The foreign exchange hedge program involves the purchase of Cdn$70.2 million for the equivalent of US$58 million, at an exchange rate of US$1.00 equals Cdn$1.21, over the four year term of the project facility agreement.

In the future, we may enter into currency and precious and/or base metals hedging contracts that may involve outright forward sales contracts, spot-deferred sales contracts, the use of options which may involve the sale of call options and the purchase of all these hedging instruments.  There can be no assurance that we will be able to successfully hedge against price, currency and interest rate fluctuations.  Further, there can be no assurance that the use of hedging techniques will always be to our benefit.  Some hedging instruments may prevent us from realizing the benefit from subsequent increases in market prices with respect to covered production.  This limitation would limit our revenues and profits.  Hedging contracts are also subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts.  It is our intention to deliver the quantity of gold required by our forward sales on a going forward basis; however, we may cash settle these forward sale obligations if it is beneficial to us.  Any significant nonperformance could have a material adverse effect on our financial condition and results of operations.

Disruptions in the supply of critical equipment and increases in prices of raw materials could adversely impact our operations.

We are a significant consumer of electricity, mining equipment, fuels and mining-related raw materials, all of which we purchase from outside sources.   Increases in prices of electricity, equipment, fuel and raw materials could adversely affect our operating expenses and profitability.  Furthermore, failure to receive raw materials in a timely manner from third party suppliers could impair our ability to meet production schedules or our contractual commitments and thus adversely impact our revenues.  From time to time, we obtain critical mining equipment from outside North America.  Factors that can cause delays in the arrival of such equipment include weather, political unrest in countries from which equipment is sourced or through which it is delivered, terrorist attacks or related events in such countries or in the U.S., and work stoppages by suppliers or shippers.  Prolonged disruptions in the supply of any of our equipment or other key raw materials, implementing use of replacement equipment or new sources of supply, or a continuing increase in the prices of raw materials and energy could have a material adverse effect on our operating results, financial condition or cash flows.

Our investments in auction rate securities are subject to risks which may cause losses and affect the liquidity of these investments.

We acquired auction rate securities in 2007 with a face value of $1.5 million.  The securities were marketed by financial institutions with auction reset dates at 28 day intervals to provide short-term liquidity.  All such auction rate securities were rated AAA when purchased, pursuant to our investment policy.  Beginning in August 2007, a number of auctions failed and there is no assurance that auctions for the auction rate securities in our investment portfolio, which currently lack liquidity, will succeed.  An auction failure means that the parties wishing to sell their securities could not do so as a result of a lack of buying demand.  As at March 31, 2009, our auction rate securities held an adjusted cost basis and fair value of $1.0 million based on liquidity impairments to these securities and, during the second quarter of 2008, were downgraded to a AA rating.   Uncertainties in the credit and capital markets could lead to further downgrades of our auction rate securities holdings and additional impairments.  Furthermore, as a result of auction failures, our ability to liquidate and fully recover the carrying value of our auction rate securities in the near term may be limited or not exist.

Substantially all of our assets are pledged to secure our indebtedness.

Substantially all of the Montana Tunnels assets and our Black Fox property are pledged to secure indebtedness outstanding under (i) the Facility Agreement, dated October 12, 2007 and as amended July 1, 2008, by and among Montana Tunnels Mining, Inc., Apollo Gold, Apollo Gold, Inc., a wholly owned subsidiary of Apollo Gold, RMB Australia Holdings Limited and RMB Resources Inc. and (ii) the Facility Agreement, dated February 20, 2009, by and among Apollo Gold, Macquarie Bank Limited, RMB Australia Holdings Limited and RMB Resources Inc.  Since these assets represent substantially all of our assets, we will not have access to additional secured lending with other financial institutions, which will require us to raise additional funds through unsecured debt and equity offerings, and covenants in our borrowing agreements limit our ability to incur unsecured indebtedness.  Default under our debt obligations would entitle our lenders to foreclose on our assets.

Our Huizopa exploration project is subject to political and regulatory uncertainty.

Our Huizopa exploration project is located in the northern part of the Sierra Madres in the State of Chihuahua, Mexico. There are numerous risks inherent in conducting business in Mexico, including political and economic instability, exposure to currency fluctuations, greater difficulties in accounts receivable collection, difficulties in staffing and managing operations and potentially adverse tax consequences. In addition, our ability to explore and develop our Huizopa exploration project is subject to maintaining satisfactory relations with the Ejido Huizopa, which is a group of local inhabitants who under Mexican law are granted rights to conduct agricultural activities and control surface access on the property. In 2006, we entered into an agreement with the Ejido Huizopa pursuant to which we agreed to make annual payments to the Ejido Huizopa in exchange for the right to use the land covering our mining concessions for all activities necessary for the exploration, development and production of potential ore deposits. There can be no assurances that the Ejido Huizopa will continue to honor the agreement. If we are unable to successfully manage our operations in Mexico or maintain satisfactory relations with the Ejido Huizopa, our development of the Huizopa property could be hindered or terminated and, as a result, our business and financial condition could be adversely affected.

Our reserve estimates are potentially inaccurate.

We estimate our reserves on our properties as either “proven reserves” or “probable reserves.” Our ore reserve figures and costs are primarily estimates and are not guarantees that we will recover the indicated quantities of these metals.  We estimate proven reserve quantities based on sampling and testing of sites conducted by us and by independent companies hired by us.  Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less.  Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable.

Our reserves are reduced as existing reserves are depleted through production.  Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices.  Our reserves at our Black Fox project were estimated using a gold price of $650/oz.  These prices have fluctuated widely in the past.  Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit, and lead to a reduction in reserves.  Any material reduction in our reserves may lead to lower earnings or higher losses, reduced cash flow, asset write-downs and other adverse effects on our results of operations and financial condition, including difficulty in obtaining financing and a decrease in our stock price.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.  No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized.

We may not achieve our production estimates.

We prepare estimates of future production for our Black Fox project.  We develop our estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing.  In the past, our actual production from time to time has been lower than our production estimates and this may be the case in the future.

Each of these factors also applies to future development properties not yet in production and to the Montana Tunnels M Pit.  In the case of mines we may develop in the future, we do not have the benefit of actual experience in our estimates, and there is a greater likelihood that the actual results will vary from the estimates.  In addition, development and expansion projects are subject to financing contingencies, unexpected construction and start-up problems and delays.

Our future profitability depends in part on actual economic returns and actual costs of developing mines, which may differ significantly from our estimates and involve unexpected problems, costs and delays.

We are engaged in the development of new ore bodies.  Our ability to sustain or increase our present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations.  Decisions about the development of the M Pit expansion at Montana Tunnels and other future projects, such as Huizopa, are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow.  Our estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis.  We also conduct feasibility studies that derive estimates of capital and operating costs based upon many factors.

It is possible that actual costs and economic returns may differ materially from our best estimates.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated.  There can be no assurance that the Black Fox property that we are developing or any future M Pit expansion at Montana Tunnels will be profitable.

Our operations may be adversely affected by risks and hazards associated with the mining industry.

Our business is subject to a number of risks and hazards including adverse environmental effects, technical difficulties due to unusual or unexpected geologic formations, and pit wall failures as well as the associated risks of underground mining.

Such risks could result in personal injury, environmental damage, damage to and destruction of production facilities, delays in mining and liability.  For some of these risks, we maintain insurance to protect against these losses at levels consistent with our historical experience and industry practice.  However, we may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums.  Insurance against environmental risks is generally too expensive or not available for us and other companies in our industry, and, therefore, we do not maintain environmental insurance.  To the extent we are subject to environmental liabilities, we would have to pay for these liabilities.  Moreover, in the event that we are unable to fully pay for the cost of remediating an environmental problem, we might be required to suspend or significantly curtail operations or enter into other interim compliance measures.

Mineral exploration in general, and gold exploration in particular, are speculative and are frequently unsuccessful.

Mineral exploration is highly speculative in nature, capital intensive, involves many risks and frequently is nonproductive.  There can be no assurance that our mineral exploration efforts will be successful.  If we discover a site with gold or other mineralization, it will take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.  Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.  As a result of these and other uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of existing ore reserves that are being depleted by current production.

We have a limited operating history on which to evaluate our potential for future success.

We were formed as a result of a merger in June 2002 and have only a limited operating history upon which you can evaluate our business and prospects.  Over this period, with the exception of the fiscal years 2008 and 2007, we have not generated sufficient revenues to cover our expenses and costs.

The titles to some of our properties may be uncertain or defective.

Certain of our United States mineral rights of the Montana Tunnels mine consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872.  Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain.  This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the General Mining Law.  Also, unpatented mining claims and related rights, including rights to use the surface, are subject to possible challenges by third parties or contests by the federal government.  The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law.  In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law.  Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future.  If ever adopted, such legislation could, among other things, impose royalties on gold production from unpatented mining claims located on federal lands or impose fees on production from patented mining claims.  If such legislation is ever adopted, it could have an adverse impact on earnings from our operations, could reduce estimates of our reserves and could curtail our future exploration and development activity on federal lands or patented claims.

While we have no reason to believe that our rights to mine on any of our properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them and, in September 2006 some of our claims associated with our Black Fox project were listed as reopened for staking on the Ministry of Northern Development and Mines (MNDM) website.  Five of these claims totaling 185 acres were immediately staked by local prospectors.  None of our reserves or resources at our Black Fox project are located on the properties related to these claims.  All of these overstaked claims have since been returned to us.

We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

We derive the rights to most of our mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, purchase price installments, exploration expenditures, or other fees.  If we fail to make these payments when they are due, our rights to the property may lapse.  There can be no assurance that we will always make payments by the requisite payment dates.  In addition, some contracts with respect to our mineral properties require development or production schedules.  There can be no assurance that we will be able to meet any or all of the development or production schedules.  Our ability to transfer or sell our rights to some of our mineral properties requires government approvals or third party consents, which may not be granted.

We face substantial governmental regulation.

Canadian Regulation.  Our Black Fox mining operations and exploration activities in the Province of Ontario are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies. Canadian federal, provincial, and local laws and regulations relating to the exploration for and development, production and marketing of mineral production, as well as environmental and safety matters have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Because the requirements imposed by such laws and regulations are frequently changed, we are unable to predict the ultimate cost of compliance with such requirements. There is no assurance that laws and regulations enacted in the future will not adversely affect our financial condition and results of operations. We believe that it is in substantial compliance with all current laws and regulations material to our activities. However, changing government regulations may have an adverse effect on us.

United States Regulation.  Our U.S. mining operation is subject to inspection and regulation by the Mine Safety and Health Administration of the United States Department of Labor (“MSHA”) under the provisions of the Mine Safety and Health Act of 1977.  The Occupational Safety and Health Administration (“OSHA”) also has jurisdiction over safety and health standards not covered by MSHA.  Our policy is to comply with applicable directives and regulations of MSHA and OSHA.  We have made and expect to make in the future, significant expenditures to comply with these laws and regulations.

We must comply with environmental standards, laws and regulations that may result in increased costs and delays depending on the nature of the regulated activity and how stringently the regulations are implemented by the regulatory authority.  The costs and delays associated with compliance with such laws and regulations could stop us from proceeding with the exploration of a project or the operation or future exploration of a mine.  Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive.  We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations.

Some of our properties are located in historic mining districts with past production and abandoned mines.  The major historical mine workings and processing facilities owned (wholly or partially) by us in Montana are being targeted by the Montana Department of Environmental Quality (“MDEQ”) for publicly funded cleanup, which reduces our exposure to financial liability.  We are participating with the MDEQ under Voluntary Cleanup Plans on those sites.  Our cleanup responsibilities have been completed at the Corbin Flats Facility and at the Gregory Mine site, both located in Jefferson County, Montana, under programs involving cooperative efforts with the MDEQ.  MDEQ is also contemplating remediation of the Washington Mine site at public expense under the Surface Mining Control and Reclamation Act of 1977 (“SMCRA”).  In February 2004, we consented to MDEQ’s entry onto the portion of the Washington Mine site owned by us to undertake publicly funded remediation under SMCRA.  In March 2004, we entered into a definitive written settlement agreement with MDEQ and the Bureau of Land Management (“BLM”) under which MDEQ will conduct publicly funded remediation of the Wickes Smelter site under SMCRA and granted us a site release in exchange for our donation of the portion of the site owned by us to BLM for use as a waste repository.  There can be no assurance that we will continue to resolve disputed liability for historical mine and ore processing facility waste sites on such favorable terms in the future.  We remain exposed to liability, or assertions of liability, that would require expenditure of legal defense costs, under joint and several liability statutes for cleanups of historical wastes that have not yet been completed.

Environmental laws and regulations may also have an indirect impact on us, such as increased costs for electricity due to acid rain provisions of the Clean Air Act Amendments of 1990.  Charges by refiners to which we sell our metallic concentrates and products have substantially increased over the past several years because of requirements that refiners meet revised environmental quality standards.  We have no control over the refiners’ operations or their compliance with environmental laws and regulations.

Changes to the current laws and regulations governing the operations and activities of mining companies, including changes to the U.S. General Mining Law of 1872, and permitting, environmental, title, health and safety, labor and tax laws, are actively considered from time to time.  We cannot predict which changes may be considered or adopted and changes in these laws and regulations could have a material adverse impact on our business.  Expenses associated with the compliance with new laws or regulations could be material.  Further, increased expenses could prevent or delay exploration or mine development projects and could therefore affect future levels of mineral production.

We are subject to environmental risks.

Environmental Liability.   We are subject to potential risks and liabilities associated with environmental compliance and the disposal of waste rock and materials that could occur as a result of our mineral exploration and production.  To the extent that we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy any non-compliance with environmental laws would reduce funds otherwise available to us and could have a material adverse effect on our financial condition or results of operations.  If we are unable to fully remedy an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.  The potential exposure may be significant and could have a material adverse effect on us.  We have not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price or at all.

Environmental Permits.  All of our exploration, development and production activities are subject to regulation under one or more of the various state, federal and provincial environmental laws and regulations in Canada, Mexico and the U.S.  Many of the regulations require us to obtain permits for our activities.  We must update and review our permits from time to time, and are subject to environmental impact analyses and public review processes prior to approval of the additional activities.  It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of our business, causing those activities to be economically reevaluated at that time.  Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond our financial capabilities.  The posting of bonds in accordance with regulatory determinations is a condition to the right to operate under all material operating permits, and therefore increases in bonding requirements could prevent our operations from continuing even if we were in full compliance with all substantive environmental laws.

We face strong competition from other mining companies for the acquisition of new properties.

Mines have limited lives and as a result, we may seek to replace and expand our reserves through the acquisition of new properties.  In addition, there is a limited supply of desirable mineral lands available in the United States, Canada and Mexico and other areas where we would consider conducting exploration and/or production activities.  Because we face strong competition for new properties from other mining companies, most of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties.

We are dependent on certain key personnel.

We are currently dependent upon the ability and experience of R. David Russell, our President and Chief Executive Officer; Richard F. Nanna, our Senior Vice President-Exploration; and Melvyn Williams, our Chief Financial Officer and Senior Vice President-Finance and Corporate Development.  We believe that our success depends on the continued service of our key officers and there can be no assurance that we will be able to retain any or all of such officers.  We currently do not carry key person insurance on any of these individuals, and the loss of one or more of them could have a material adverse effect on our operations.

There may be certain tax risks associated with investments in our company.

U.S. persons who are potential holders of our common shares, warrants or options to purchase our common shares, or debentures convertible into our common shares, which we sometimes refer to in this prospectus as equity securities, should be aware that we could constitute a “passive foreign investment company” (or a “PFIC”) for U.S. federal income tax purposes.  The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income.  The application of these factors depends upon our financial results for the year, which is beyond our ability to predict or control, and may be subject to legal and factual uncertainties.  While we do not believe that we were a PFIC for 2008 and do not expect to be a PFIC in 2009, we cannot guarantee that we were not a PFIC for 2008, and we are unable to predict whether we will be a PFIC in 2009 or in later years.  We undertake no obligation to advise investors as to our PFIC status for any year.

If we are a PFIC for any year, any holder of our equity securities who is a U.S. person for U.S. federal income tax purposes, which we sometimes refer to in this prospectus as a U.S. holder, and whose holding period for the equity securities includes any portion of a year in which we are a PFIC generally would be subject to a special adverse tax regime in respect of “excess distributions.”  Excess distributions would include certain distributions received with respect to our common shares.  Gain recognized by a U.S. holder on a sale or other transfer of our equity securities also would be treated as an excess distribution.  Under the PFIC rules, excess distributions would be allocated ratably to a U.S. holder’s holding period.  For this purpose, the holding period of common shares acquired through either an exercise of warrants or options or a conversion of debentures includes the holder’s holding period in those warrants, options, or convertible debentures.

The portion of any excess distributions (including gains treated as excess distributions) allocated to the current year would be includible as ordinary income in the current year.  In contrast, the portion of any excess distributions allocated to prior years would be taxed at the highest marginal rate applicable to ordinary income for each year (regardless of the taxpayer’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. federal income tax deferral.

Elections may be available to mitigate the adverse tax rules that apply to PFICs (the so-called “QEF” and “mark-to-market” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.  The QEF and mark-to-market elections are not available to U.S. holders with respect to warrants, options, or convertible debentures.  We have not decided whether we will provide the U.S. Holders of our common shares with the annual information required to make a QEF election.

Additional special adverse rules could apply to our equity securities if we are a PFIC and have a non-U.S. subsidiary that is also a PFIC.  Finally, special adverse rules that impact certain estate planning goals could apply to our equity securities if we are a PFIC.

The PFIC rules are extremely complex, and shareholders are urged to consult their own tax advisers regarding the potential consequences to them of Apollo being classified as a PFIC.

You could have difficulty or be unable to enforce certain civil liabilities on us, certain of our directors and our experts.

We are a Yukon Territory, Canada, corporation.  While our chief executive officer is located in the United States, many of our assets are located outside of the United States.  Additionally, a number of our directors and the experts named in this prospectus are residents of Canada.  It might not be possible for investors in the United States to collect judgments obtained in United States courts predicated on the civil liability provisions of U.S. securities legislation.  It could also be difficult for you to effect service of process in connection with any action brought in the United States upon such directors and experts.  Execution by United States courts of any judgment obtained against us, or any of the directors, executive officers or experts identified in this prospectus or documents incorporated by reference herein, in United States courts would be limited to the assets, or the assets of such persons or corporations, as the case might be, in the United States.  The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

USE OF PROCEEDS

All of the common shares covered by this prospectus are being sold by the selling shareholders identified in this prospectus.  We will not receive any proceeds from the sale by the selling shareholders of these common shares.  See “Selling Shareholders.”

DESCRIPTION OF COMMON SHARES

We are authorized to issue an unlimited number of common shares, without par value.  As of June 11, 2009, there were 235,311,192 common shares outstanding.

Dividend Rights

Holders of our common shares may receive dividends when, as and if declared by our board on the common shares, subject to the preferential dividend rights of any other classes or series of shares of our company.  In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of our company’s assets to be less than the aggregate of its liabilities and the amount required to redeem all of the shares having redemption or retraction rights which are then outstanding.

We have not declared or paid cash dividends on our common shares since our inception.  Future dividend decisions will consider our then-current business results, cash requirements and financial condition.  The Montana Tunnels debt facility with RMB Australia Holdings Limited and its affiliated entities, as amended, and the Black Fox project facility agreement with the project finance banks currently restrict our ability to pay dividends.

Voting and Other Rights

Holders of our common shares are entitled to one vote per share, and in general, all matters will be determined by a majority of votes cast.

Election of Directors

All of the directors serve from the date of election or appointment until the earlier of the next annual meeting of the company’s shareholders or the date on which their successors are elected or appointed in accordance with the provisions of our By-laws and Articles of Incorporation.  Directors are elected by a majority of votes cast.

Liquidation

In the event of any liquidation, dissolution or winding up of our company, holders of the common shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any preferred shares or other securities that may then be outstanding.

Redemption

Our common shares are not redeemable or convertible.

Other Provisions

All outstanding common shares are fully paid and non-assessable.

This section is a summary and may not describe every aspect of our common shares that may be important to you.  We urge you to read our Articles of Incorporation, as amended, and our By-laws, because they, and not this description, define your rights as a holder of our common shares.  See “Where You Can Find More Information” for information on how to obtain copies of these documents.

CIBC Mellon Trust Company, 320 Bay Street, P. O. Box 1, Toronto, Ontario M5H 4A6, Canada, is the transfer agent and registrar for our common shares.

SELLING SHAREHOLDERS

The selling shareholders identified below are offering for resale all of the common shares being offered under this prospectus.  The 3,255,000 common shares offered hereby are comprised of 3,000,000 common shares issued on a “flow through” basis pursuant to the Income Tax Act (Canada), which such shares we sometimes refer to in this prospectus as flow through shares, in a private placement completed on December 31, 2008 and 255,000 common shares issuable upon exercise of warrants issued to Haywood Securities Inc., which we refer to in this prospectus as Haywood, for advisory services rendered in connection with the December 31, 2008 private placement of flow through shares.  Purchasers of the flow through shares resold under this prospectus will not receive the Canadian tax benefits associated with the flow through shares, which benefits apply only to the initial purchasers in the flow through the private placement.  For more information regarding the foregoing, see “The Company – Recent Events” on page 6 of this prospectus.

The table below includes information regarding ownership of our common stock by the selling shareholders named herein and the number of shares that may be sold by them under this prospectus.  We have prepared this table based on information supplied to us by or on behalf of the selling shareholders.  Other than as described herein, (i) no selling shareholder has had any material relationship with us for the past three years and (ii) to the best of our knowledge based on the information supplied to us by or on behalf of the selling shareholders, no selling shareholder is a broker-dealer or affiliate of a broker-dealer.

			Common Shares Beneficially Owned After the Offering(1)
Name of Selling Shareholder	Common Shares Beneficially Owned Prior to the Offering(1)	Common Shares Offered Hereby	Number(2)	Percentage of Class(3)
FrontierAlt 2007 Energy & Precious Metals Flow-Through LP(4)	716,666(8)	716,666(8)	0	*
FrontierAlt 2008 Energy & Precious Metals Flow-Through LP(5)	1,950,000(8)	1,950,000(8)	0	*
Trinity Wood Mining 2008-1 Flow Through Limited Partnership(6)	333,334(8)	333,334(8)	0	*
Haywood Securities Inc. (7)	9,959,278(9)	255,000(10)	9,704,278	4.12%
Total	12,959,278	3,255,000	9,704,278	4.12%

* Less than 1%

(1)
Pursuant to Rule 13d-3 of the Exchange Act, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including the right to acquire through the exercise of an option or warrant or through the conversion of a security.

(2)
Assumes that all of the shares currently beneficially owned by the selling shareholders and registered hereunder are sold and the selling shareholders acquire no additional common shares before the completion of this offering.

(3)
The percentage ownership for the selling shareholders is based on 235,311,192 common shares outstanding as of June 11, 2009.  In accordance with SEC rules, common shares that may be acquired pursuant to options, warrants or convertible securities that are exercisable as of June 11, 2009, or will become exercisable within 60 days thereafter, are deemed to be outstanding and beneficially owned by the person holding such securities for the purpose of computing such person’s percentage ownership, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(4)
Kurankye Sekyhotu is the President of FrontierAlt 2007 Energy & Precious Metals Flow-Through LP and exercises the voting and dispositive powers with regard to the common shares being offered by this selling shareholder.

(5)
Kurankye Sekyhotu is the President of FrontierAlt 2008 Energy & Precious Metals Flow-Through LP and exercises the voting and dispositive powers with regard to the common shares being offered by this selling shareholder.

(6)	Peter Browning is a director of this selling shareholder’s general partner and exercises the voting and dispositive powers with regard to the common shares being offered by this selling shareholder.
(7)
Haywood Securities Inc. has served as an underwriter, placement agent and/or advisor to us (and received compensation from us for such services) in connection with numerous corporate finance transactions, including (i) our project facility agreement dated February 20, 2009, (iii) our flow through private placement completed on December 31, 2008, (iv) our flow through private placement completed on August 21, 2008, (v) our unit offering completed on July 24, 2008 and (vi) our flow through private placement completed on October 31, 2007.  Robert C. Blanchard, Robert J. Disbrow, Charles J. Dunlap, David B. Elliott, David M. Lyall, Enrico L. Paolone, John Stephen T. Rybinski, Eric Savics, John D. Shepherd, John P. Tognetti and John David W. Willett are officers and/or directors of Haywood Securities Inc. and exercise the voting and dispositive powers with regard to the common shares being offered by this selling shareholder hereby.  Haywood Securities Inc. is an affiliate of Haywood Securities (USA), Inc., a registered broker-dealer.  This selling shareholder acquired our common shares and common shares underlying warrants being registered in its name hereunder for resale in the ordinary course of business and, at the time of its acquisition of such common shares and warrants, had no agreements or understandings, directly or indirectly, with any person to distribute the securities registered for resale hereunder.

(8)	Represents flow through shares purchased in the flow through private placement completed by us on December 31, 2008.
(9)
Represents (i) 2,172,840 common shares and 2,567,901 common share purchase warrants exercisable until February 20, 2011 at an exercise price of Cdn$0.256 per share issued to this selling shareholder as consideration for financial advisory services provided to us in connection with the project facility agreement, (ii) 1,000,000 common shares issued to this selling shareholder as consideration for advisory services provided to us in connection with the extension of maturity date of the February 2007 convertible debentures owned by RAB, (iii) 255,000 common shares issuable upon exercise of 255,000 common share purchase warrants exercisable until December 10, 2010 at an exercise price of Cdn$0.30 per share, which warrants were issued to this selling shareholder as compensation for advisory services provided in connection with our private placement of flow through shares completed on December 31, 2008, (iv) 1,020,000 common shares issuable upon exercise of compensation options exercisable until February 18, 2010 at Cdn$0.50 per share, which options were issued to this selling shareholder as compensation for services provided in connection the August 21, 2008 private placement of flow through shares, (v) 372,727 common shares issuable upon exercise of compensation options exercisable until April 30, 2009 at Cdn$0.55 per share, which options were granted to this selling shareholder as compensation for services provided in connection with our private placement of flow through shares completed on October 31, 2007 and (vi) 2,570, 810 common shares issuable upon exercise of an option to acquire 1,713,873 units at a price per unit of Cdn$0.60, which option was granted to this selling shareholder as compensation for services provided in connection with our public offering of units completed July 24, 2008.  Each unit is comprised of one common share and one-half of one common share purchase warrant, with each such warrant entitling the selling shareholder to purchase one of our common shares at an exercise price of Cdn$0.78 for a period commencing 180 days following July 24, 2008 and continuing for 48 months from such date.

(10)
Represents 255,000 common shares issuable upon exercise of 255,000 common share purchase warrants issued to this selling shareholder as compensation for advisory services provided in the December 31, 2008 private placement of flow through shares.

PLAN OF DISTRIBUTION

The common shares covered by this prospectus are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus.  All of the common shares covered by this prospectus are being sold by the selling shareholders or their pledgees, donees, assignees, transferees or other successors-in-interest.  We will not receive any of the proceeds from the sale of these shares.

The selling shareholders and their pledgees, assignees, donees, or other successors-in-interest who acquire their shares after the date of this prospectus may sell the common shares directly to purchasers or through broker-dealers or agents.

The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices.  Sales may be effected in transactions, which may involve block transactions or crosses:

•	through the NYSE Amex exchange or on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale;
•	through the Toronto Stock Exchange in compliance with Canadian securities laws and rules of the Toronto Stock Exchange through registered brokers;
•	in the over-the-counter market;
•	in transactions otherwise than on exchanges or quotation services, or in the over-the counter market;
•	through the exercise of purchased or written options; or

•	through any other method permitted under applicable law.

In connection with sales of the common shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling shareholders may also sell short the shares and deliver the shares to close out short positions, or loan or pledge the shares to broker-dealers that in turn may sell the shares.

The aggregate proceeds to the selling shareholders from the sale of the common shares offered hereby will be the purchase price of the common shares less discounts and commissions, if any, paid to broker-dealers. The selling shareholders reserve the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling shareholders may sell the shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. The selling shareholders and any broker-dealers or agents that participate in the sale of the common shares may be determined to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If any selling shareholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

We are not aware of any plans, arrangements or understandings between the selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the common shares by the selling shareholders. The selling shareholders may decide not to sell any or all of the shares offered by it pursuant to this prospectus and may transfer, devise or gift the shares by other means not described in this prospectus. Moreover, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

If required, we will distribute a supplement to this prospectus describing any material changes in the terms of this offering. We may suspend the use of this prospectus if we notify the selling shareholders that our board of directors has determined that the sale of our common shares at such time would be detrimental to us and our stockholders or if material non-public information exists that must be disclosed so that this prospectus, as in effect, does not include an untrue statement of a material fact or omit to state a material fact required to make the statements in this prospectus not misleading.

TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

The following is a summary of the material anticipated U.S. federal income tax consequences regarding the acquisition, ownership and disposition of our common shares. This summary applies to you only if you hold such common shares as a capital asset and are eligible for benefits under the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital signed on September 26, 1980, as amended and currently in force, which we refer to as the U.S.-Canada tax treaty. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, regulations promulgated under the Code, administrative rulings and judicial decisions and the U.S.-Canada tax treaty as in effect on the date of this prospectus. Changes in the laws may alter the tax treatment of our common shares, possibly with retroactive effect.

This summary is general in nature and does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the United States. In addition, it does not address all tax consequences that may be relevant to you in your particular circumstances, nor does it apply to you if you are a holder with a special status, such as:

•	a person that owns, or is treated as owning under certain ownership attribution rules, 10% or more of our voting shares;

•	a broker, dealer or trader in securities or currencies;

•	a bank, mutual fund, life insurance company or other financial institution;

•	a tax-exempt organization;

•	a qualified retirement plan or individual retirement account;

•	a person that holds our common shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

•	a partnership, S corporation or other pass-through entity;

•	an investor in a partnership, S corporation or other pass-through entity;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a U.S. Holder (as defined below) who is a resident or deemed to be a resident in Canada pursuant to the Income Tax Act (Canada); and

•
a Non-U.S. Holder (as defined below) that has a trade or business in the United States or that is an individual that either has a tax home in the United States or is present within the United States for 183 days or more (computed in a manner that gives partial credit for days present in certain prior taxable years) during the taxable year.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership that owns or may acquire our common shares should consult the partner’s tax advisor regarding the specific tax consequences of the acquisition and ownership of our common shares.

We believe that we are not, have not at any time been, and will not be after this offering a “controlled foreign corporation” as defined in Section 957(a) of the Code, although we can provide no certainty regarding this position.

YOU SHOULD CONSULT YOUR OWN ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

U.S. Holders

The following discussion applies to you if you are a “U.S. Holder.” For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a common share that is, for U.S. federal income tax purposes:

•
an individual citizen or resident of the United States (including an alien who is a “green card” holder or who is present in the United States for 31 days or more in the calendar year and meets certain other requirements);

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (1) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or (2) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

Distributions

We do not anticipate paying dividends in the foreseeable future. However, subject to the discussion under “— Passive foreign investment company,” below, the gross amount of distributions, if any, payable by us on our common shares generally would be treated as dividend income to the extent paid out of current or accumulated earnings and profits. Such dividends will generally be “qualified dividends” in the hands of individual U.S. Holders and will be generally subject to a 15% maximum individual U.S. federal income tax rate for qualified dividends received in taxable years beginning before January 1, 2011.  A corporation may be eligible for a dividends received deduction under Section 243 of the Code.

A distribution on our shares in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted basis in such shares and then as capital gain. See “— Sale or other disposition of common shares” below.

Canadian withholding tax on dividend distributions paid by us to a U.S. Holder is generally reduced to 15% pursuant to the U.S.-Canada tax treaty. U.S. Holders generally may claim the amount of any Canadian income taxes withheld either as a deduction from gross income or as a credit against U.S. federal income tax liability, subject to numerous complex limitations that must be determined and applied on an individual basis. A U.S. Holder’s ability to claim such a credit against U.S. federal income tax liability may be limited to the extent that dividends on our common shares are treated as U.S.-source income for U.S. foreign tax credit purposes.  To the extent that a distribution with respect to our common shares is paid from earnings and profits accumulated by a domestic corporation engaged in a U.S. trade or business (such as a U.S. subsidiary), any such income would be treated as U.S.-source income for U.S. foreign tax credit purposes.

Sale or other disposition of common shares

Subject to the discussion under “— Passive foreign investment company” below, in general, if you sell or otherwise dispose of our common shares in a taxable disposition:

•
you will recognize gain or loss equal to the difference (if any) between the U.S. dollar value of the amount realized on such sale or other taxable disposition and your adjusted tax basis in such common shares;

•
any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for the common shares sold is more than one year at the time of such sale or other taxable disposition; and

•
any gain or loss will generally be treated as U.S.-source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which this gain is attributable.

Long-term capital gains of individual taxpayers are generally subject to a 15% maximum U.S. federal income tax rate for capital gains recognized in taxable years beginning before January 1, 2011. The deductibility of capital losses is subject to limitations.

If you are a cash basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of our common shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such common shares, as determined on the settlement date of such sale or other taxable disposition.

If you are an accrual basis taxpayer who receives foreign currency in a sale or other taxable disposition of our common shares, you generally may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of such common shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If you are an accrual basis taxpayer and do not elect to be treated as a cash basis taxpayer (pursuant to the U.S. Treasury Regulations applicable to foreign currency transactions) for this purpose, you might have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received on the date of the sale (or other taxable disposition) of our common shares and the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized on the sale (or other taxable disposition) of our common shares.

Passive foreign investment company

PFIC Rules Generally. U.S. persons who are potential holders of our common shares, warrants or options to purchase our common shares, or debentures convertible into our common shares, which we sometimes refer to in this prospectus as equity securities, should be aware that we could constitute a “passive foreign investment company” (or a “PFIC”) for U.S. federal income tax purposes.  The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income.  The application of these factors depends upon our financial results for the year, which is beyond our ability to predict or control, and may be subject to legal and factual uncertainties.  While we do not believe that we were a PFIC for 2008 and do not expect to be a PFIC in 2009, we cannot guarantee that we were not a PFIC for 2008, and we are unable to predict whether we will be a PFIC in 2009 or in later years.

In general terms, we will be a PFIC for any tax year in which either (i) 75% or more of our gross income is passive income (the “income test”) or (ii) the average percentage, by fair market value, of our assets that produce or are held for the production of passive income is 50% or more (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For example, we could be a PFIC for a tax year if we have (i) losses from sales activities but interest income (and/or other passive income) that exceeds those losses or (ii) positive gross profit from sales but interest income (and/or other passive income) constitutes 75% or more of our total gross income. In such situations, we could be a PFIC even without recognizing substantial amounts of passive income.

If we are a PFIC for any year, any U.S. Holder whose holding period for common shares includes any portion of a year in which we are a PFIC generally would be subject to a special adverse tax regime in respect of “excess distributions.”  Excess distributions would include certain distributions received with respect to our common shares.  Gain recognized by a U.S. Holder on a sale or other transfer of our common shares also would be treated as an excess distribution.  Such gains and excess distributions would be allocated ratably to the U.S. Holder’s holding period.  For this purpose, the holding period of common shares acquired through either an exercise of warrants or options or a conversion of debentures includes the holder’s holding period in those warrants, options, or convertible debentures.

The portion of any excess distributions (including gains treated as excess distributions) allocated to the current tax year would be includible as ordinary income in the current tax year. In contrast, the portion of any excess distributions allocated to prior years would be taxed at the highest marginal rate applicable to ordinary income for each year (regardless of the taxpayer’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. federal income tax deferral. U.S. Holders must report any gains or distributions received from a PFIC by filing a Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, with their returns.

Certain elections may sometimes be used to reduce the adverse impact of the PFIC rules on U.S. Holders (“qualifying electing fund” (“QEF”) and “mark-to-market” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.

QEF Election to Reduce Impact of PFIC Rules. The rules described above for "excess distributions" will not apply to a U.S. Holder if the U.S. Holder makes a QEF election for the first taxable year of the U.S. Holder's holding period for our common shares during which we are a PFIC and we comply with specified reporting requirements. A QEF election for a taxable year generally must be made on or before the due date (as may be extended) for filing the taxpayer's U.S. federal income tax return for the year. A U.S. Holder who makes a QEF election generally must report on a current basis his or her pro rata share of our ordinary income and net capital gain for any taxable year in which we are a PFIC, whether or not we distribute those earnings. A U.S. Holder who makes a QEF election must file a Form 8621 with their annual return. We have not decided whether we will provide the U.S. Holders of our common shares with the annual information required to make a QEF election.

Mark-to-Market Election to Reduce Impact of PFIC Rules. If we become a PFIC, a U.S. Holder of our common shares may elect to recognize any gain or loss on our common shares on a mark-to-market basis at the end of each taxable year, so long as the common shares are regularly traded on a qualifying exchange. The mark-to-market election under the PFIC rules is an alternative to the QEF election. We believe our common shares will be regularly traded on a qualifying exchange, but we cannot provide assurance that our common shares will be considered regularly traded on a qualifying exchange for all years in which we may be a PFIC. A U.S. Holder who makes a mark-to-market election generally must recognize as ordinary income all appreciation inherent in the U.S. Holder’s investment in our common shares on a mark-to-market basis and may recognize losses inherent in our common shares only to the extent of prior mark-to-market gain recognition. The mark-to-market election must be made by the due date (as may be extended) for filing the taxpayer's federal income tax return for the first year in which the election is to take effect.  A U.S. Holder who makes a mark-to-market election must file a Form 8621 with their annual return.

Rules for Lower-Tier PFIC Subsidiaries. Special adverse rules apply to U.S. Holders of our common shares for any year in which we are a PFIC and have a non-U.S. subsidiary that is also a PFIC (a “lower tier PFIC”). If we are a PFIC and a U.S. Holder of our common shares does not make a QEF election (as described above) in respect of any lower tier PFIC, the U.S. Holder could incur liability for the deferred tax and interest charge described above if (i) we receive a distribution from, or dispose of all or part of our interest in, the lower tier PFIC or (ii)  the U.S. Holder disposes of all or part of our common shares. A QEF election that is made for our common shares will not apply to a lower tier PFIC although a separate QEF election might be made with respect to a lower-tier PFIC. We will use reasonable best efforts to cause a lower-tier PFIC to provide the information necessary for an effective QEF election to be made with respect to such lower-tier PFIC. Moreover, a mark-to-market election (as described above) is not available for lower-tier PFICs.

Estate Planning.  Special adverse rules that impact certain estate planning goals could apply to our common shares if we are a PFIC.

Tax advice.  The PFIC rules are extremely complex, and shareholders are urged to consult their own tax advisers regarding the potential consequences to them of us being classified as a PFIC.

Non-U.S. Holders

The following summary applies to you if you are a non-U.S. Holder of our common shares. A non-U.S. Holder is a beneficial owner of a common share that is not a U.S. Holder.

Distributions

In general, you will not be subject to U.S. federal income tax or withholding tax on dividends, if any, received from us with respect to our common shares, unless such income is (i) effectively connected with your conduct of a trade or business in the United States or (ii) if a treaty applies, such income is attributable to a permanent establishment or fixed base you maintain in the United States.

Sale or other disposition of common shares

In general, you will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common shares unless:

•
such gain is effectively connected with your conduct of a U.S. trade or business or, if a treaty applies, such gain is attributable to a permanent establishment or fixed base you maintain in the United States; or

•	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition or have a tax home in the United States, and certain other requirements are met.

U.S. Information Reporting and Backup Withholding Tax

U.S. Holders of our common shares may be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%) on distributions on our common shares or on the proceeds from a sale or other disposition of our common shares paid within the United States. Payments of distributions on, or the proceeds from the sale or other disposition of, our common shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances. Backup withholding will generally not apply, however, to a U.S. Holder who:

•
furnishes a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding on IRS Form W-9, Request for Taxpayer Identification Number and Certification (or substitute form); or

•	is otherwise exempt from backup withholding.

In general, a non-U.S. Holder will not be subject to information reporting and backup withholding. However, a non-U.S. Holder may be required to establish an exemption from information reporting and backup withholding by certifying the non-U.S. Holder’s non-U.S. status on Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner.

LEGAL MATTERS

Lackowicz, Shier & Hoffman has provided its opinion on the validity of the common shares offered by this prospectus.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the years ended December 31, 2008, 2007 and 2006 have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report, which report expresses an unqualified opinion on the financial statements and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada — United States of America Reporting Differences referring to changes in accounting principles and substantial doubt on our ability to continue as a going concern, which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

The Business Corporations Act (Yukon Territory) imposes liability on officers and directors for breach of fiduciary duty except in certain specified circumstances, and also empowers corporations organized under Yukon Territory law to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation.

Our By-laws, with certain exceptions, eliminate any personal liability of our directors and officers to us or our shareholders for monetary damages arising from such person’s performance as a director or officer, provided such person has acted in accordance with the requirements of the governing statute. Our By-laws also provide for indemnification of directors and officers, with certain exceptions, to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with us to the maximum extent and under all circumstances permitted by law.

We maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been a director or officer of Apollo.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

APOLLO GOLD CORPORATION

3,255,000
COMMON SHARES

PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

We will pay all expenses in connection with the issuance and distribution of the securities being registered. The following table is an itemized statement of these expenses, other than underwriting discounts and commissions:

SEC registration fee	$47.22
NYSE Amex exchange listing fee	$0
Legal fees and expenses	$10,000
Accountant’s fees and expenses	$15,000
Trustee and transfer agent fees	$0
Printing and engraving	$0
Miscellaneous	$0
Total	$25,047.22

All of the above expenses are estimated except the NYSE Amex exchange listing fee and the SEC registration fee.

Item 15.     Indemnification of Officers and Directors.

The Business Corporations Act (Yukon Territory) imposes liability on officers and directors for breach of fiduciary duty except in certain specified circumstances, and also empowers corporations organized under Yukon Territory law to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation.

Our By-laws, with certain exceptions, eliminate any personal liability of our directors and officers to us or our shareholders for monetary damages arising from such person’s performance as a director or officer, provided such person has acted in accordance with the requirements of the governing statute. Our By-laws also provide for indemnification of directors and officers, with certain exceptions, to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with us to the maximum extent and under all circumstances permitted by law.

We maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been a director or officer of Apollo.

Item 16.     Exhibits.

Exhibit No.	Description

4.1	Sample Certificate of Common Shares of Apollo Gold Corporation, filed with the SEC on June 23, 2003 as Exhibit 4.1 to the Registration Statement on Form 10

4.2
Shareholder Rights Plan Agreement, dated January 17, 2007, by and between Apollo Gold Corporation and CIBC Mellon Trust Company filed with the SEC on January 19, 2007 as Exhibit 4.1 to the Current Report on Form 8-K

4.3
Form of Subscription Agreement for Flow-Through Shares by and among Apollo Gold Corporation and certain investors, filed with the SEC on December 31, 2008 as Exhibit 4.1 to the Current Report on Form 8-K

4.4
Form of Registration Rights Agreement for Flow-Through Shares by and among Apollo Gold Corporation and certain investors, filed with the SEC on December 31, 2008 as Exhibit 4.2 to the Current Report on Form 8-K

4.5	Form of Warrant Certificate issued by Apollo Gold Corporation to Haywood Securities Inc., filed with the SEC on December 31, 2008 as Exhibit 10.1 to the Current Report on Form 8-K

5.1	Opinion of Lackowicz, Shier & Hoffman (previously filed)

23.1	Consent of Lackowicz, Shier & Hoffman (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP *

24.1	Power of Attorney (previously filed)

* Filed herewith

Item 17.     Undertakings.

(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:
…
(B)
Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
…
(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i) If the registrant is relying on Rule 430B:
(A)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

…
(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

…
(h)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a registration statement on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on June 12, 2009.

APOLLO GOLD CORPORATION

By:	/s/ Melvyn Williams
Melvyn Williams, Chief Financial Officer and Senior Vice President - Finance and Corporate Development

By:	/s/ R. David Russell
R. David Russell, President and Chief Executive Officer, Director and Authorized U.S. Representative

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ R. David Russell	President and Chief Executive	June 12, 2009
R. David Russell	Officer, and Director
(Principal Executive Officer)
/s/ Melvyn Williams	Chief Financial Officer and Senior Vice	June 12, 2009
Melvyn Williams	President - Finance and Corporate Development (Principal Financial and Accounting Officer)

*	Chairman of the Board of Directors	June 12, 2009
Charles E. Stott
*	Director	June 12, 2009
G. Michael Hobart
*	Director	June 12, 2009
Robert W. Babensee
*	Director	June 12, 2009
W. S. Vaughan
*	Director	June 12, 2009
David W. Peat
*	Director	June 12, 2009
Marvin K. Kaiser

/s/ Melvyn Williams		June 12, 2009
Melvyn Williams
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

4.1	Sample Certificate of Common Shares of Apollo Gold Corporation, filed with the SEC on June 23, 2003 as Exhibit 4.1 to the Registration Statement on Form 10

4.2
Shareholder Rights Plan Agreement, dated January 17, 2007, by and between Apollo Gold Corporation and CIBC Mellon Trust Company filed with the SEC on January 19, 2007 as Exhibit 4.1 to the Current Report on Form 8-K

4.3
Form of Subscription Agreement for Flow-Through Shares by and among Apollo Gold Corporation and certain investors, filed with the SEC on December 31, 2008 as Exhibit 4.1 to the Current Report on Form 8-K

4.4
Form of Registration Rights Agreement for Flow-Through Shares by and among Apollo Gold Corporation and certain investors, filed with the SEC on December 31, 2008 as Exhibit 4.2 to the Current Report on Form 8-K

4.5	Form of Warrant Certificate issued by Apollo Gold Corporation to Haywood Securities Inc., filed with the SEC on December 31, 2008 as Exhibit 10.1 to the Current Report on Form 8-K

5.1	Opinion of Lackowicz, Shier & Hoffman (previously filed)

23.1	Consent of Lackowicz, Shier & Hoffman (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP *

24.1	Power of Attorney (previously filed)

* Filed herewith